                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from            to
                                           -----------   -----------

                        Commission File Number: 0-17000

            Commercial Bank Employee Savings and Stock Ownership Plan

                    Commercial National Financial Corporation
                                101 N. Pine River
                             Ithaca, Michigan 48847
                                 (517) 875-4534

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator of Commercial Bank
Employee Savings and Stock Ownership Plan
Ithaca, Michigan


We have audited the accompanying statements of net assets available for benefits of the Commercial Bank Employee Savings and Stock Ownership Plan ("the Plan") as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.




                                                   Crowe, Chizek and Company LLP
South Bend, Indiana
May 25, 2000


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                                                                              1.
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            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998

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

                                                                   1999           1998
                                                                   ----           ----
ASSETS
     Investments, at fair value (Note 4)
         Common stock                                          $ 1,172,325    $ 1,064,646
         Mutual funds                                            1,773,888      1,267,161
         Loans to plan participants                                    984          2,277
                                                               -----------    -----------
                                                                 2,947,197      2,334,084

     Receivables
         Employer contribution                                      99,488         88,496
         Participant contributions                                   4,075             --
                                                               -----------    -----------
                                                                   103,563         88,496
                                                               -----------    -----------


NET ASSETS AVAILABLE FOR BENEFITS                              $ 3,050,760    $ 2,422,580
                                                               ===========    ===========





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                 See accompanying notes to financial statements.


                                                                              2.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 1999

--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
     Investment income
         Net appreciation in fair value of investments (Note 4)      $   470,481
         Interest                                                             81
         Dividends - cash                                                 78,002
         Dividends - stock                                                60,721
                                                                     -----------
                                                                         609,285

     Contributions
         Employer                                                         99,488
         Participants                                                    179,679
                                                                     -----------
                                                                         279,167

Total additions                                                          888,452

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
     Benefits paid to participants                                       260,272
                                                                     -----------
         Total deductions                                                260,272
                                                                     -----------

NET INCREASE                                                             628,180

Net assets available for benefits
     Beginning of year                                                 2,422,580
                                                                     -----------

     End of year                                                     $ 3,050,760
                                                                     ===========


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                 See accompanying notes to financial statements.


                                                                              3.

                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 1 - DESCRIPTION OF PLAN

The following description of the Commercial Bank Employee Savings and Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Commercial Bank (the
Bank), effective January 1, 1997. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed 90 days of employment and attained the age of 21. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 1999, the Bank made matching contributions equal to 100% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and roll-overs and employer matching contributions.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan. Each participant has a self-directed account in addition to the investment options offered by the Plan. This gives participants the option to invest their contributions (employer and employee) to purchase common stock of Commercial National Financial Corporation, the parent company of the plan sponsor.

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                                   (Continued)


                                                                              4.

                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions plus actual earnings thereon, and employer matching contributions.

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump-sum. A participant may receive the portion of his or her account invested in Commercial National Financial Corporation common stock in stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares are traded on national exchanges and are valued at the last sales price on the date of valuation. Commercial National Financial Corporation common stock is traded over-the-counter and is valued at the last sales price on the date of valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments: In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year along with gains and losses on sales of investments are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. Unrealized appreciation (depreciation) for investments held as of the end of the current fiscal year is the difference between the current value of those investments and the value of those investments as of the end of the prior fiscal year or the purchase date for investments purchased during the year. The gain or loss on securities sold is the difference between the proceeds received and the fair value of the security at the end of the prior fiscal year or the purchase date for securities purchased during the year.

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                                   (Continued)


                                                                              5.

                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Concentration of Credit Risk: At December 31, 1999 and 1998, 38.4% and 43.9% of the Plan's assets were invested in Commercial National Financial Corporation common stock.

New Accounting Standard: During 1999, the Plan adopted the requirements of the American Institute of Certified Public Accountants Statement of Position 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31.


                                                                                        1999
                                                                                        ----
                                                                              Number of          Fair
                                                                               Shares           Value
                                                                               ------           -----
     INVESTMENTS, AS DETERMINED BY
       QUOTED MARKET PRICE
         George Putnam Fund of Boston                                           13,103     $    213,541
         Putnam Fund for Growth and Income                                      20,862          393,984
         Putnam Investors Fund                                                  21,452          408,792
         Putnam OTC & Emerging Growth Fund                                      10,610          394,783
         Putnam International Growth Fund                                        6,300          186,667
         Commercial National Financial Corporation common stock                 89,904        1,172,325



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                                  (Continued)


                                                                              6.

                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 4 - INVESTMENTS (Continued)


                                                                                     1998
                                                                                     ----
                                                                          Number of           Fair
                                                                            Shares           Value
                                                                            ------           -----
     INVESTMENTS, AS DETERMINED BY
       QUOTED MARKET PRICE
         Scudder Growth & Income Fund                                         7,897     $    207,779
         Frank Russell Investment Company Diversified Bond Fund               7,533          177,260
         Baron Asset Fund                                                     4,853          245,262
         Harbor International Fund                                            3,952          145,129
         Harbor Capital Appreciation Fund                                    12,195          463,287
         Commercial National Financial Corporation common stock              89,422        1,064,646

All of the Plan's investments are uninsured.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $470,481 as follows:


              Mutual funds                        $  433,951
              Common stock                            36,530
                                                  ----------
                                                  $  470,481


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

As of December 31, the Plan held the following party-in-interest investments (at fair value):


                                                                1999            1998
                                                                ----            ----
     Baird Money Market                                     $    63,826     $        --
     Commercial National Financial Corporation
       common stock, 89,904 and 89,422 shares                 1,172,325       1,064,646

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                                                                              7.

                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

The 89,904 and 89,422 shares of Commercial National Financial Corporation common stock held by the Plan as of December 31, 1999 and 1998 represent 2.82% and 2.85% of the Corporation's outstanding shares as of December 31, 1999 and 1998. During 1999, cash dividends of $37,286 were paid to the Plan by the Corporation.

During 1999, the Plan, under employee direction, purchased 4,188 shares of Commercial National Financial Corporation common stock for a total purchase price of $87,714 and sold 3,977 shares of Commercial National Financial Corporation common stock for $82,341. In addition, the Corporation issued a three for one stock split and a 5% stock dividend which resulted in 56,968 and 4,337 additional shares in 1999. The number of shares outstanding at December 31, 1998 has been restated to reflect the 1999 stock split and stock dividend.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed Commercial National Financial Corporation by letter dated August 1, 1997, that the Plan and related trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. While the Plan has been amended subsequent to this date, the Plan administrator believes that the Plan continues to be designed and operating in accordance with the IRC.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $87,551 at December 31, 1999.


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                                                                              8.

                        COMMERCIAL BANK EMPLOYEE SAVINGS
                            AND STOCK OWNERSHIP PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 1999

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Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:  Commercial Bank
Employer identification number:  38-2799780
Three-digit plan number:  003



                         (B)
                 Identity of Issuer,                                                                       (E)
                  Borrower, Lessor,                                    (C)                  (D)           Current
(A)               or Similar Party                                Shares/Units             Cost            Value
---               ----------------                                ------------             ----            -----
         George Putnam Fund of Boston                                 13,103                           $    213,541
         Putnam Growth & Income Fund                                  20,862                                393,984
         Putnam Income Fund                                           18,288                                112,294
         Putnam International Growth Fund                              6,300                                186,667
         Putnam Investors Fund                                        21,452                                408,793
         Putnam OTC & Emerging Growth
           Fund                                                       10,610                                394,783
 *       Baird Money Market                                           63,826                                 63,826
 *       Commercial National Financial
           Corporation common stock                                   89,904                              1,172,325
         Loans to plan participants                                                                             984
                                                                                                       ------------
                                                                                                       $  2,947,197
                                                                                                       ============





 *     Party in interest


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                                                                              9.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Commercial Bank Employee Savings and Stock
                                      Ownership Plan

Date:  June 28, 2000                  /s/ Jeffrey Barker
       -------------                  ------------------------------------------
                                      Jeffrey Barker, Trustee

Date:  June 28, 2000                  /s/ Patrick Duffy
       -------------                  ------------------------------------------
                                      Patrick Duffy, Trustee

                                 Exhibit Index
                                 -------------

Exhibit No.              Description
-----------              -----------

    23                   Consent of Independent Public Accountants